April 26, 2013

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:    Jones Soda Co. (the “Company”)
Post-Effective Amendment No. 1 to Form S-3 on Form S-1
Filed March 27, 2013
File No. 333-166556

Dear Mr. Reynolds:

Set forth below is our response to the Staff's comment in your letter dated April 18, 2013, with respect to our post-effective amendment on Form S-1 referenced above.

Incorporation by Reference of Certain Documents, page 13

1.
It appears that some information, including disclosure regarding management and executive compensation, does not appear in your Form 10-K and needs to be included in the registration statement or incorporated by reference. We note, in this regard, that on April 9, 2013 you filed a proxy statement for your annual shareholder meeting. Please amend your filing to incorporate by reference all required information. Please see Item 12 of Form S-1 for guidance.

We have updated the disclosure in the section of the prospectus entitled “Incorporation by Reference of Certain Documents” to incorporate by reference the proxy statement that we filed on April 10, 2013.

Please contact our securities counsel, Timothy M. Woodland, at (206) 254-4424, with any questions or to discuss any additional comments. We look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Respectfully,

JONES SODA CO.

/s/ Jennifer L. Cue
Chief Executive Officer